UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

________________

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER

CUSIP NUMBER
382140887

(Check One):    Form 10-K         Form 20-F         Form 11-K        X  Form 10-Q        Form N-SAR

                                                                                        For Period Ended: November 30, 2008

                                                                                        Transition Report on Form 10-K

                                                                                        Transition Report on Form 20-F

                                                                                        Transition Report on Form 11-K

                                                                                        Transition Report on Form 10-Q

                                                                                        Transition Report on Form N-SAR

                                                                        For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Good Times Restaurants, Inc.
Full Name of Registrant

601 Corporate Circle
Address of Principal Executive Office (Street and Number)

Golden, CO 80401
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Certain information required by Good Times Restaurant, Inc.'s (Good Times) Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (the "Quarterly Report") necessary for an accurate and full completion of the report could not be provided within the prescribed time period without unreasonable effort or expense. Good Times anticipates that it will be able to file the Quarterly Report within the time period prescribed in Rule 12b-25(b)(2)(ii).

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Boyd E. Hoback (President and CEO)	303	384-1400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes   X          No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes           No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Good Times Restaurants, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 17, 2009	By:	/s/ Boyd E. Hoback
	Name:	Boyd E. Hoback
	Title:	President and CEO